Exhibit 99.1
Good Market Reception of “A1000” — a New Model of Mobile Phone with 1000 Hours Standby Time That Is Launched by Qiao Xing Universal’s Subsidiary CECT
     HUIZHOU, Guangdong, China, June 5 /Xinhua-PRNewswire/ —Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) today announced that a new model of mobile phone named “A1000” created and produced by its major subsidiary, CEC Telecom Co., Ltd (CECT), had met with enthusiastic reception in the China market. Up to date, USD 62 Million worth of orders of this model have been received from CECT’s distributors.
     The distinctive features of this high-end mobile phone are: 1000 hours of standby time, 4-mega-pixel auto-zoom CCD camera and MP3/MP4 media players. According to the commentators in the industry, the long standby time of this model is a Guinness World Record.
     Mr. Wu Zhi Yang, Chairman of CECT and Vice Chairman of Qiao Xing Universal, said, ‘A1000’ is drawing extensive attention from the industry commentators and the consumers upon launching. Moreover, its price is by far more competitive than similar products under foreign labels. Its good reception is within our expectation as envisaged at the design stage.
     “Working closely with the market division, our R&D team has always attached great importance to consumer needs, innovation, product differentiation and optimum performance/cost ratio in researching and developing new products. In the past years, we have introduced scores of high-end mobile phones with advanced functionalities and unique value-added features at competitive prices. Most have met with varying degrees of success and helped win renown for the ‘CECT’ brand, which in turn helped CECT gain market share. We maintain our former estimates on an un-audited management account basis of sales revenue of US$ 250 million and net income of US$ 29 million for 2005 for CECT. It is likely, however, that the actual outcome will outperform this estimate.
     “In 2006 and beyond, we will continue to focus on innovation through our efforts in R&D. We have successfully developed our own 3G mobile phone products. We expect that sales revenue will grow at a rate close to 30% from 2005 to 2006 for CECT.”
     About Qiao Xing Universal Telephone, Inc.
     Qiao Xing Universal Telephone, Inc. is one of China’s largest manufacturers and distributors of telecommunications products. The Company has grown its net sales from approximately $46.4 million in 1997 to more than $244 million in 2004. The Company’s product portfolio includes telecommunications terminals and related products, including fixed wireless phones, VoIP telephones, advanced mobile phones, PDAs and consumer electronic products, including MP3 players, cash registers and set-top-box products. This includes the world’s first model of dual mode and dual call waiting GSM/CDMA smartphone, the ‘CECT CoolPAD 728.’ The Company has established co-operative relationships with leading telecom and software companies for their China strategy, including Microsoft and Palm, aiding success for its ‘High End Mobile Phone Strategy’. XING currently distributes over 260 models of corded and cordless telephones and is one of China’s largest distributors of indoor phones. The Company has built a strong distribution network comprised of more than 5,000 retail stores throughout China and has established partnerships with major retailers in Europe, North America and Latin America, including Bellsouth and Wal-mart. For more details, please visit http://www.cosun-xing.com .
     Forward-looking statements
     This release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect” and “anticipate,” and variations of such words. Such forward-looking statements involve risks and uncertainties that include, but not limited to, those relating to economic, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions. Such statements are based on management’s current expectations, but actual results may differ materially due to various factors, including those risks and uncertainties mentioned or referred to in this press release.
     For more information, please contact:
Rick Xiao
IR Director of XING
Tel: +86-752-282-0268
Email: rickxiao@qiaoxing.com
SOURCE Qiao Xing Universal Telephone, Inc.